UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 May 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

7th May 2014

CRH plc

Annual General Meeting held on Wednesday, 7th May 2014

All Resolutions proposed at the Annual General Meeting of the Company held on 7th May 2014 were duly passed, including the following items of special business:

Resolution 12:

"That the Directors be and they are hereby authorised, pursuant to Article 137(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the shareholders the right to elect to receive an allotment of additional shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid by the Company. Unless renewed at the Annual General Meeting in 2015, this authority shall expire at the close of business on 6 August 2015."

Resolution 13:

"That approvalbe and is hereby given for the establishment by the Companyof the CRH 2014 Performance Share Plan (the "Plan"), the principal featuresof which are summarised in the circular to shareholders dated 13 March 2014 that accompanies the Notice convening this Meeting, the rulesof which are contained in the documentproduced to the Meeting and initialled by the Chairman of the Meeting for the purpose of identification; and that the Directors be and are hereby authorised to:

(a)	take all such action or steps (including the making of amendments to the Plan and the rules thereof as may be necessary) to implement or give effect to the Plan; and

(b)
establish further plans in other jurisdictions similar in substance to the Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such further plans will be treated as counting towards any limits on individual or overall participation under the Plan."

In relation to resolution 2 (dividend payment), a Letter to Shareholders in relation to the Scrip Dividend Offer, together with a Scrip Entitlement Form, was posted to shareholders on 27th March 2014 and submitted to the U.K. National Storage Mechanism and the Irish Stock Exchange. The documents are available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 677 8808

and at:

http://www.morningstar.co.uk/uk/NSM.

The documents are also available to view on the Company's website.

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

CRH public limited company
(Registrant)

Date: 07 May 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director